2001 annual report

focus

Relìv International Inc.

Relìv International, Inc. is a network marketing company and manufacturer of high-quality nutritional supplements. Items produced by Relìv include nutritional and weight-management supplements, sports drink mixes, nutritional bars, dietary fiber products, a variety of functional foods and a line of premium skin care items. These products are sold exclusively to customers through Independent Distributors working in seven countries: United States, Australia, New Zealand, Canada, Mexico, United Kingdom, and the Philippines.

(In thousands, except per share amounts)

At December 31	*2001*	*% change*	*2000*	*% change*	*1999*
Sales at suggested retail	$74,410	(10.9)	$83,496	(7.3)	$90,086
Net sales	52,943	(13.6)	61,280	(11.5)	69,278
Net income (loss)	308	NM	(898)	NM	(1,400)
Earnings (loss) per share					
Basic	0.03	NM	(.09)	NM	(.15)
Diluted	0.03	NM	(.09)	NM	(.15)
Total assets	16,938	(17.1)	20,395	(1.8)	20,772
Long-term debt and capital lease obligations, less current maturities	4,650	(7.8)	5,046	(4.7)	5,296
Stockholders' equity	5,827	3.2	5,646	(17.2)	6,819
Return on net sales	0.6%		-1.5%		-2.0%
Return on average total assets	1.7%		-4.2%		-6.8%
Return on average equity	5.5%		-13.6%		-20.5%
Current ratio	1.08		1.00		1.02
Long-term debt to equity ratio	0.80		0.89		0.78



Dear Fellow Reliv Shareholder:

Focus. More than any other accomplishment, Reliv International's renewed sense of focus stands out as our most significant accomplishment in 2001. By sharpening the focus on our core network marketing business, we earned a solid profit, and reversed the trend of the previous two years.

Our 2001 performance validates the fundamental health of Reliv's business model. It proves that there's a real market for the unique nutritional products we make and for the outstanding business opportunity we provide for Reliv Distributors — both in the United States and in key markets around the globe. We fully expect that our renewed focus on these basic strengths will create an even brighter outlook for Reliv in the months ahead.

Financial Results

Before we review our accomplishments, let's take a closer look at financial results for 2001. For the year, our net sales totaled $52.9 million — a decline of 14 percent from 2000. This drop in revenues reflects our decision to eliminate the contract manufacturing work we had been doing for other companies. The last such contract ended in the third quarter of 2001. This overall decline does not reflect sales revenues. Our network marketing sales actually increased, from $44.5 million in 2000 to $49.1 million in 2001.

Once this low-margin contract business was no longer acting as a drag on earnings, we were able to turn the corner on profits. For 2001, our earnings totaled $308,000, or $0.03 per share. We lost $898,000, or $0.09 per share, in 2000. We also made significant progress in implementing the share repurchase program authorized by the board of directors in the third quarter. By the end of 2001, we had already bought back nearly 100,000 shares — about a fifth of the target amount.

2001 primary financial goals

1. Eliminate the drain on profitability caused by contract manufacturing activities.
2. Control costs aggressively.
3. Increase sales in the core of our business: network marketing.
4. Bring stability to our results from international operations.

I'm pleased to report that we made significant headway on all four priorities. During the year, we ended our contract packaging agreements with outside firms. In addition to stemming the losses from the contract business, this move gave us the opportunity to realign the work force at our manufacturing facility. We reduced staff by more than 50 positions. We reassigned the remaining employees so that their new responsibilities could better support our network marketing business.

This focus on network marketing produced tangible results throughout the year. In particular, sales grew rapidly in our international markets. The Philippines, a country we entered for the first time late in 2000, quickly emerged as a key growth market for our international operations. Sales in the United States — our largest geographic market — grew to $40.9 million for the year.

Our ability to manage costs aggressively in international markets helped to improve Relìv's financial performance as well. During 2001, we began to serve our Canadian operations from the company's headquarters in the United States. This move significantly increased the profitability of Canadian sales. We also made operational changes in Mexico to ensure that our profit margins will be in line with the rapidly growing sales we are experiencing there.

In short, we made progress across the board. This disciplined performance sets the stage for continuing improvements in every segment of our operations during 2002.

Nourishing Our World

If you ask anyone at Relìv today to explain the company's mission, the answer would be, "Nourishing Our World." That simple concept has been a part of the company's mission since the beginning. Differentiating Relìv through advanced nutrition technology has always been a key element of our strategy. However, we lost some of that focus in recent years, as we pursued growth initiatives that diverted attention from the things we do best. That's no longer a problem. From our top executives to our newest Distributors in the field, we are united behind — and excited about — the Relìv mission.

It makes sense for us to sharpen our focus on network marketing. We have a unique combination of assets to offer in the marketplace. First, there's the Relìv business opportunity. Although we certainly aren't the only network marketing company around, we offer entrepreneurial people a proven way to realize their dreams of financial independence. Second, there's the Relìv product line. Building from a base of expertise in soy protein, we have developed outstanding products that allow people to benefit from the best food technology available today. In several cases, these are patented formulations. We're helping to change people's lives by improving their approach to nutrition.

Clearly, our tens of thousands of Independent Distributors worldwide understand and appreciate the impact of Relìv's renewed focus on it's unique strengths. For proof, consider the rapid growth in our leadership ranks during 2001. The Ambassador level Distributors, people who have succeeded in building strong downline organizations, grew by more than 50 percent worldwide — a performance that ranks among the best in the company's history.

International Growth

Our international business is once again making positive contributions to Relìv's financial performance. Our new operations in the Philippines have been responsible for most of that improvement. The Philippines became our second-largest revenue producer in a little over a year. But our success hasn't been limited to that geographic market. It has had a noticeable ripple effect on nearby countries such as Australia and New Zealand, as well as among Filipinos living in the United States.

Sustaining the Momentum

With a solid foundation for profitability and growth in place, our primary goal will be to provide the programs and support that our Distributors need to carry the Relìv message to more potential customers. We don't need to make substantial investments in new products or technologies; we can accelerate Relìv's progress simply by continuously improving the things we already do.

For example, we're making leadership a key focus in 2002. The enhanced compensation plan we introduced just prior to last year put in place incentives to reward Distributors for recruitment and network development. The impact was dramatic: Our distributor ranks grew more than 15 percent worldwide in 2001.

Of course, as new Distributors join the Relìv family, it becomes increasingly important that we train them effectively. With that in mind, during 2001 we hosted a series of Leadership Retreats designed to let top-producing Distributors share their sales strategies and best practices with each other. We expect to emphasize leadership training in 2002 as well.

Product and Marketing Programs

One of the highlights of our 2001 performance was the successful U.S. launch of the Relìv ReversAge™ skincare product line. These unique products which offer consumers an advanced system for nourishing their skin and reducing the visible signs of aging, complement our strengths in food technology. The skincare line probably won't rival our nutritional products in long-term sales impact, but it does give Distributors another way to strengthen their relationships with satisfied customers. That, in turn, should help drive sales.

We don't expect product launches to play a major role in our success during the coming year. In part, that's due to the quality of the products we already have. Formulas such as Relìv Classic®, Relìv Innergize!® and Relìv Ultrim-Plus® are tough to beat. Rather than divert attention from these great products, we'll focus on marketing programs that help Distributors get the Relìv word out to more and more of their friends, family and business associates.

Outlook

The positive results we achieved in 2001 are proof that when it comes to Relìv's business model, sometimes "less is more". We have learned that we do not have to chase every growth opportunity in order to thrive. In fact, we are a stronger company when we maintain our focus: Nourishing Our World. That is precisely where we will direct our energies in 2002 and beyond.

We hope and expect to deliver substantial increases in the value of your investment in Relìv.

Robert L. Montgomery
Chairman, President, and Chief Executive Officer



Throughout 2001, we focused on two goals: increasing the reach of the Relìv network and supporting the growth of each Relìv Independent Distributor's business. This simple formula can be effective at boosting the company's sales and earnings. Our strategy for 2002 is to continue to build on our strengths.



Robert and Sandy Montgomery lead the charge with Relìv's top Distributors showing their support at the recent North American Conference in Reno.

Focusing on Our Strengths

A strong and growing network of Independent Distributors is a key barometer of our success at Relìv International. The reason? As a network marketing company, Relìv relies exclusively on Independent Distributors — not retail outlets — to get our products to market. More Distributors mean more opportunities to offer Relìv's outstanding family of nutritional supplements and other products to consumers around the world.

On that count, Relìv posted an excellent performance in 2001. Our global network of Distributors grew more than 15 percent, driven by especially strong recruiting in the Philippines, our newest international market.

But bringing new Relìv Distributors into the fold is just part of the growth plan for Relìv. New Distributors want to learn to strengthen their businesses — not just by selling Relìv products, but by building their downline organizations.

Enhancing the Relìv Opportunity

Distributor support programs are especially important to the company's growth because of Relìv's multilevel compensation structure. In essence, Relìv gives Distributors two ways to increase their earning power. They profit on the Relìv products they sell personally, and they earn commissions on the sales generated by any new Distributors they sponsor.

A major revision to our multilevel compensation program, introduced in 2000, spurred recruiting by making the Relìv business opportunity even more attractive than it was before. Under the new plan, commission payouts were increased significantly at the lowest levels of the Distributor network. That makes it possible for new Distributors to earn more when they're just starting out, especially if they excel at recruitment and network development.

As Relìv's worldwide network of Distributors grows, the need to train new recruits grows right along with it. To meet that need, we sponsor a regular schedule of Master Affiliate Training (MAT) schools in every country where Relìv has a presence. The MAT sessions give new Distributors an opportunity to learn more about business-building techniques and the health benefits of the company's products. In addition, the sessions are used to introduce new marketing programs and sales promotion tools.

In 2001, Relìv launched a series of Leadership Retreats. These sessions rewarded high-performing Distributors for their ability to recruit and cultivate their downline organizations during a six-month challenge period. The Leadership Retreats also gave the Distributors a chance to meet and share their strategies with Relìv colleagues.

One measure of the program's success is that during 2001, the company saw 56 Distributors reach the Ambassador level of the compensation plan. The total number of Ambassadors is now 120. To build on the proven success of this program, Reliv is adding new Leadership Retreats to the 2002 calendar — including special retreats for Distributors at the Senior Director and for newly qualified Distributors at the Ambassador level.

High-Impact Marketing Programs

Besides offering outstanding training programs, Reliv also continuously refines the tools and programs that Distributors use to market products and the Reliv business opportunity. Last year, we introduced a number of enhancements that make certain products easier to sell. Two products were repackaged: the company's original Reliv Classic nutritional supplement and Reliv Innergize! patented sports drink. Both canisters of the products now contains 28 servings — a four-week supply — just as our popular Reliv Now® nutritional supplement does.

This repackaging initiative simplifies selling by making it possible for Reliv Distributors to set up a regular four-week schedule for calling on virtually all of their retail customers — no matter which Reliv products the customers happen to use. The packaging change also inspired an effective promotional campaign, anchored by the new *2 Shakes... 2 Bucks... 2 Better Health* sales brochure, which encourages consumers to enjoy the health benefits of Reliv supplements for as little as two dollars a day.

Several other marketing programs were introduced during the year, as well — including an innovative e-mail program. Known as "E-Cards," these are designed to help Distributors stay in touch with their customers and downline Distributors. The program allows Distributors to choose a predesigned e-mail card from the Reliv Web site, customize the message, and send it to anyone they choose.

We also support our Distributors' sales and recruitment activities with a wide range of communications technologies — including one of the most advanced Web sites in the business: www.reliv.com. Distributors can use it to order product online and to track the status of their orders, 24 hours a day, seven days a week.

The Reliv Web site offers several important business development functions, too, such as downline network volume tracking, online sponsorship, and broadcast messaging. Other popular Web site resources are company news and announcements, a message board where Distributors post questions and share success strategies, downloadable forms for sponsoring new recruits, a fax-on-demand service, and conference call archives which allow Distributors to listen to business-building tips even when they miss the company's weekly live conference calls.




The Nutrition Solution
Medical professionals speak out on the role of nutrition.
The Next Trillion
The wellness industry will exceed the $1 trillion healthcare industry within the next decade.
Are you ready to take advantage of this phenomenal opportunity?
Nourishing Our World
SUCCESS EXPRESS
Workshops
Atlanta 2001

Several new video and audio titles capped the new generation of marketing programs introduced in 2001. The keystone is a new 15-minute video titled *Nourishing Our World.* Featuring comments by Reliv executives and top-performing Distributors, the video provides an inside look at the winning spirit that characterizes the people who are successfully putting the Reliv business opportunity to work.

An audio series that features presentations from six Success Express workshops is another way Distributors can "learn from the best." Available on cassette or compact disc, the Success Express series captures the motivational and practical business-building ideas presented by some of our top Ambassadors at training workshops in 2001. Two other audio titles also made their debut. *The Next Trillion,* highlights the expected growth of the wellness industry over the next decade. *The Nutrition Solution,* features discussions about the health benefits of nutritional supplements by members of Reliv's Scientific Advisory Board.

This focus on high-impact marketing programs will continue in 2002, for one simple reason: We know that our success as a company depends on the success we make possible for our Distributors. It's not enough for Reliv to make great products. We are committed to providing our Distributors with outstanding training programs and the marketing support that will help them achieve the Reliv mission — Nourishing Our World.

Creating Opportunity With Advanced Product Technology

Advanced food technology has been the heart of Reliv's success since our earliest days. Our nutritional products are designed to help people change their lives for the better. More and more of today's consumers understand the role that good nutrition plays in overall health. Reliv's mission is to put in their hands products that give them a convenient way to take advantage of the latest advances in nutrition science.

This focus on food technology sets Reliv apart from many competitors in the network marketing industry. We don't chase a temporary market touting an ever-changing array of weight-loss products. On the contrary, we expect Reliv customers to become customers for life, simply because they appreciate the health benefits they get from regularly consuming our nutritional supplements.

It certainly helps that Reliv offers an extremely strong lineup of functional food products. Each product in our line is designed to make good nutrition simple, by allowing consumers to address their specific health and nutrition requirements. Our strong base of experience in soy protein is important here. Many nutrition scientists believe that soy protein can improve immune system function, lower the risk of heart disease, and reduce cholesterol, among other benefits. Reliv offers five different products that contain at least 6.5 grams of soy protein per serving, thereby meeting U.S. Food and Drug Administration requirements to be labeled as a significant source of the nutrient.


Classic
NET WT. 11.2 OZ • (320 g)


French Vanilla
ULTRIM+PLUS

- > **Reliv Classic**, our original nutritional supplement
- > **Reliv SoySense™**, daily soy protective dietary supplement
- > **Reliv SoySentials®**, a soy-based dietary supplement designed specifically for the nutritional needs of women
- > **Reliv Ultrim-Plus**, a nutritional meal replacement, reformulated in 2001 to provide 100 percent of the recommended daily allowance of key nutrients
- > **Reliv Provantage™**, soy based performance enhancer, helpful in reducing muscle fatigue after vigorous exercise


Soy Sense


soy sentials


PRO Vantage
Soy-Based Performance Enhancer

More and more customers are enjoying the benefits of Relìv Arthaffect,® too. This nutritional supplement — awarded a U.S. patent in 2001 — is a naturally effective way to support healthy joint function. Each serving of Arthaffect delivers more than 20 functional ingredients, including Arthred® and glucosamine sulfate. Arthaffect was the fifth Relìv nutritional product to earn patent protection.

Advanced food technology is also the secret to the success of Relìv ReversAge™, a dietary supplement specifically designed to replenish key hormones and revitalize the body's major systems. Introduced in the United States less than two years ago, Relìv ReversAge has become the third best-selling product in the Relìv family. In 2001, the product was approved for sale in two additional markets: Australia and Canada (under the Relìv Nutriversal™ brand name).

Research suggests that with regular use, the ingredients in the product's proprietary formulation will noticeably improve stamina, energy, and sleep patterns for those over 40. A single scoop of Relìv ReversAge dissolved in a glass of water and consumed at bedtime works — from the inside out — to promote longevity, to enhance wellness, and to reduce the effects of aging at the cellular level.

In February 2002, Relìv ReversAge became the sixth Relìv product to receive a U.S. patent.


Arthaffect
with Arthred

Relìv Arthaffect, which is clinically reported to nutritionally support healthy joint function, was awarded a U.S. patent in 2001.


ReversAge


ReversAge
balanced cleansing gel
gel nettoyant équilibré
de limpieza balanceado
reliv
3.7 fl.oz. 108 mL
daily skin defense
défense quotidienne pour la peau
protección diaria para la piel
reliv
1.9 fl.oz. 56 mL

We tapped into the growing popularity of the ReversAge brand name to launch a successful new line in 2001 — a family of skincare products that draws on patented technologies to reduce the signs of aging from the outside in.

Introduced in September, our new Relìv ReversAge skincare products offer a unique adjustable-pH technology, designed to stimulate natural enzyme production and to encourage healing. In addition, the products incorporate Relìv's patented Nutri-Dynamic Delivery System, a formulation that keeps active ingredients in place on the surface of the skin for up to 12 hours — three to four times longer than traditional moisturizers and cosmetics.

Relìv ReversAge Skincare

1. balanced cleansing gel
2. smooth & lift serum
3. daily skin defense
4. eye renewal cream
5. nightly skin restore
6. rich cleansing bar

All of the products in the skincare line are designed to be used together as a daily regimen for cleansing, moisturizing and skin renewal. When used as directed, the products are clinically proven to enhance the way key nutrients are absorbed and used by the skin. As a result, the products begin to work immediately to reduce visible signs of aging and to repair damage done by overexposure to environmental pollutants and ultraviolet rays.

The skincare line is off to a promising start in its initial launch markets: the United States, Canada, and Australia. Pending government approvals, we expect we will introduce the skincare line into at least two additional markets in 2002.

A Turnaround in International Markets

Without question, one of the year's key successes occurred in the international arena. Following several years of unprofitable operations, Relìv finally turned the corner in 2001. Our operations outside the United States showed improved results, thanks to significant sales increases and disciplined cost controls.

The cornerstone of our progress in international markets is the Philippines, a market where we've been active less than a year and a half. The results have been impressive, to say the least: Even with a limited range of products approved for sale — Relìv Now, Relìv Ultrim-Plus, Relìv ReversAge, Relìv FibRestore® and Relìv Innergize! — our operations in the Philippines have already become our second-largest revenue producer.





Outstanding network development is at the heart of this success story. When we entered the Philippines, we knew our way would be paved by enthusiastic Filipino Distributors in the United States, Australia, and Canada. Most of those Distributors still have family and friends in their native land, so we relied on their informal networking activity to help Relìv make rapid progress there. It's turning out to be quite a network: More than 11,000 people in the Philippines joined the Relìv family as Independent Distributors in 2001. That was the best performance of all international markets.

And our success in the Philippines is not just a one-country story. The growth there has produced a ripple effect in other countries — including Australia and New Zealand. Relìv Distributors in the Philippines also look across international boundaries for new opportunities to build their downline organizations.

Relìv continued to see strong sales growth in Mexico, with revenues increasing by double-digit percentages. Profitability for Relìv's Mexican operations is one of our goals for 2002.

Relìv's international business now extends to six markets besides the United States: Canada, Mexico, Australia, New Zealand, the United Kingdom, and the Philippines.

In 2002 and beyond, we are counting on our international operations to provide a strong foundation for profitable growth.

above: A powerful demonstration of the enthusiasm in the Philippines was the June 2001 Distributor Conference. Robert L. Montgomery joined in the festivities.



Board of Directors

Robert L. Montgomery
Chairman, President, and
Chief Executive Officer,
Reliv International, Inc.

Carl W. Hastings, Ph.D.
Vice President,
Reliv International, Inc.

David G. Kreher
Senior Vice President,
Reliv International, Inc.

Stephen M. Merrick
Senior Vice President,
Reliv International, Inc.

Thomas W. Pinnock III
Independent Distributor,
Reliv International, Inc.

John B. Akin
Retired Vice President,
A.G. Edwards & Sons, Inc.

Marvin W. Solomonson
Financial Consultant,
Marvin W. Solomonson
Investment Co.

Donald L. McCain
Corporate Secretary,
Baughan Group, Inc.

Thomas T. Moody
Independent Distributor,
Reliv International, Inc.

Sandra S. Montgomery
Co-founder,
Reliv International, Inc.

Lynn Stiles
Vice President,
Kansas City Chiefs Football Team



Corporate Officers & Executives

Robert L. Montgomery
Chairman, President, Treasurer
and Chief Executive Officer

Carl W. Hastings, Ph.D.
Vice President

David G. Kreher
Senior Vice President,
Chief Operating Officer

Stephen M. Merrick
Senior Vice President,
International and Corporate Development
General Counsel and Secretary

Donald E. Gibbons
Vice President, North American Sales

Steven D. Albright
Vice President, Controller

David J. Barnes
Vice President, Technical Affairs
and Manufacturing Operations

Steven G. Hastings
Vice President, International Marketing

R. Scott Montgomery
Vice President, International Operations

Results of Operations

Net Income and Net Sales: 2001 vs. 2000 The Company's 2001 net income was $308,000 or $.03 per share (basic and diluted). This compares with net loss of $898,000 or $.09 per share in 2000. Net income in the United States, the Company's primary market, was $682,000 in 2001, compared to net income of $198,000 in 2000. The United States operation is comprised of the network marketing segment and the manufacturing and packaging services segment. In 2001, the network marketing segment in the United States had a net income of $558,000, and the manufacturing and packaging segment had a pre-tax income of $175,000. The net loss from international operations was $392,000 in 2001, compared with a loss of $999,000 in 2000. The Company returned to profitability in 2001, as the Company took steps to improve the results of the international operations. The Company also improved the results from its manufacturing operations, highlighted by the decision to discontinue production for its significant third party customers. The Company also reduced its interest expense by $112,000 in 2001, as compared to 2000.

Net sales decreased in 2001 to $52,943,000, as compared to $61,280,000 in 2000, as a result of a 20% decrease in net sales in the United States from $55,997,000 in 2000 to $44,799,000 in 2001. The decrease was the result of a decrease in net sales in its manufacturing and packaging segment. Net sales in the United States, which accounted for 84% of total net sales in 2001, is comprised of network marketing sales and manufacturing and packaging services. In 2001, network marketing sales in the United States were $40,920,000 compared to $39,249,000 in 2000, and net sales from manufacturing and packaging services decreased to $3,879,000 from $16,748,000 in 2000. Net sales in the foreign operations increased to $8,144,000 in 2001 from $5,283,000 in 2000.

Net sales for the fourth quarter of 2001 were $12,038,000, a decline from the fourth quarter 2000 net sales of $12,922,000. During the period, network marketing sales in the United States increased to $9,995,000, as compared to $8,181,000 in the fourth quarter 2000. Net sales in manufacturing and packaging services decreased from $3,465,000 to $18,000. Net sales in foreign operations increased from $1,158,000 in the fourth quarter of 2000 to $2,025,000 in the fourth quarter of 2001, as the Company's newest market in the Philippines had approximately $589,000 in sales in the fourth quarter of 2001, its first full year of operations. Net sales in the Australia/New Zealand market and Mexico increased by 39% and 26%, respectively, in the fourth quarter of 2001, as compared to the same quarter in 2000.

In the United States, the Company's largest market, the number of active Distributors declined slightly to 27,800 from 28,300. The retention rate of Distributors who renew their annual agreement improved to 54% in 2001, as compared to a renewal rate of 45% in the prior year. Master Affiliates, Distributors who have attained the highest level of discount and are eligible for generation royalties, increased to 3,955 in the United States in 2001 from 3,749 in 2000. In 2001, the Company processed 120,175 wholesale orders at an average retail price of $428, compared to 109,700 orders at an average of $465 in 2000. The increase in the order count and the decrease in the average order size is partially due to a change in the Direct Select program effective in February 2000 which allowed Distributors to place orders for individual cans at their specified discount level, rather than at full retail price. Previously, wholesale orders were defined as Distributor orders placed at their qualified discount level and were in full case quantities.

The Company's Direct Select Program makes products available to consumers by ordering directly through the Company. These orders are placed at full retail price and can be ordered in quantities of less than full case lots. In the United States in 2001, the program processed a total of 23,700 orders for a net sales total of $2,494,000, compared to $2,500,000 in 2000. This amount has decreased slightly because of a change in the Direct Select Program effective in February 2000 which allowed Distributors to place orders for individual cans at their specified discount level, rather than at full retail price. The number of orders combined for wholesale and Direct Select increased by approximately 9,000 orders in 2001, as compared to 2000.

In August 2001, the Company introduced a line of skin care products including: Balanced Cleansing Gel, Total Body Renewal Lotion, Smooth & Lift Serum, Daily Skin Defense, Eye Renewal Cream, Nightly Skin Restore, and Rich Cleansing Bar. The skin care products are available in every market where Reliv currently operates, with the exception of the Philippines, UK and Ireland. The Company also introduced several of its products in many of the foreign markets, in particular, Reliv Reversage and Reliv Now For Kids. In July 2001, the Company introduced "Profit Paid Direct", an enhancement to the Distributor compensation program which has increased the number of checks sent to Distributors for wholesale profit. No longer must Distributors below the rank of Master Affiliate depend upon their upline Master Affiliate to send commissions earned upon wholesale purchases by lower ranking downline Distributors.

The Company is continuing to develop existing marketing programs such as the "Star Director", "Ambassador" and "Road to Presidential" programs. The Star Director Program compensates Distributors who reach certain levels of sales organization growth with bonuses based on the retail sales of their Distributor network. In 2001, $1,772,000 was paid through this program compared to $1,479,000 in 2000. The Ambassador Program compensates Distributors at the highest levels for their leadership and development of sales. At year-end 2001, there were 120 Ambassadors who shared in bonuses totaling $1,087,000, compared to 79 Ambassadors at the end of 2000 sharing bonuses of $784,000. The Road to Presidential Program, through training and rewards, is designed to encourage Distributors to reach the highest level of earnings potential by building downline organizations.

During 1999, the Company launched its enhanced Internet site, with e-commerce capabilities. The web site allows a number of features for Distributors, including online ordering, online sponsoring of new Distributors, account information and sales organization activity. In conjunction with the launch of the Internet site, Distributors are also able to establish their own personal Web site, which enabled Distributors to market themselves through the Internet, as well as place product orders, track shipments, receive Company e-mails and other interactive functions. Although the volume of sales generated through Internet orders represents a very small portion of the Company's sales volume, the Web site receives a considerable amount of traffic, as Distributors utilize the other features and information available through the website. As of December 31, 2001, approximately 700 Distributors are enrolled for personal Web sites. In February 2002, the Company introduced several enhancements to its web site, including an improved shopping cart that allows all Distributors to be able to place product orders, not just Master Affiliates, as before. Also, included is a premium service, called "Downline Organizer", which provides Master Affiliates access to the corporate Distributor database for their groups. The site provides a number of features and reports that can be customized by the Master Affiliate to assist them in building their sales organizations. Currently, the Company is testing a shipping promotion on Internet orders to attract more Distributor activity to the improved web site. As with most Internet sites, the Company is continuing to improve its website traffic and capabilities in meaningful and cost-effective ways.

In Australia and New Zealand net sales declined to $1,808,000 in 2001 from $2,012,000 in 2000. However, fourth quarter 2001 sales increased to $492,000 from $353,000 in 2000. New Distributor enrollments decreased in Australia and New Zealand to 1,182 from 1,245 in 2000. Distributor renewals in Australia were 50% and in New Zealand 46% in 2001 as compared to 55% and 45% in 2000, respectively. A number of factors continue to cause the decline in sales in these markets. The Australian and New Zealand dollars have continued to decline in value against the United States dollar. This has the effect of reducing net sales when reported in US dollars on a consolidated basis. Nonetheless, net sales in local dollars for Australia and New Zealand for 2001 declined by 1% and 7%, respectively, as compared to 2000. The Company was able to introduce a version of its product, Reliv Reversage, in these markets, along with the new skin care line in 2001. Also, during the third quarter of 2001, the Company promoted its Distributor relations and marketing manager into the sales management position. In response to these actions, sales in the region improved by 29% and 39% in the third and fourth quarters of 2001, respectively, as compared the same quarters in 2000.

Net sales in Canada improved in 2001 to $972,000 from $913,000 in 2000. Fourth quarter sales increased to $248,000 in 2001 compared to $215,000 in 2000. New Distributor enrollments decreased to 477 from 607 in 2000. Currency fluctuations have also had an impact on Canadian sales, as net sales in local dollars increased by 11% for 2001, as compared to 2000. During the second quarter of 2000, the Company closed its Canadian administrative office facility and has replaced it with a smaller distribution center. All customer service, sales and marketing support, accounting and other administrative services for the Canadian operation are being provided from the corporate office in Chesterfield, Missouri. As a result, the Canadian operation showed net income of $118,000 in 2001, as compared to a net loss of $88,000 in 2000.

Net sales in Mexico in 2001 were $2,233,000 compared to $1,769,000 in 2000. Net sales in the fourth quarter 2001 were $584,000 compared to $465,000 in 2000. New Distributor enrollments decreased in 2001 to 3,456 compared to 6,188 in 2000. Net sales continue to grow in Mexico on the strength of the sales management team in place, as compared to 2000. The distribution center network in Mexico continues to grow and become more established. The distribution centers are owned and operated by key Distributors to facilitate sales and the delivery of product in cities outside of Mexico City. With the inadequate distribution system in Mexico, this is a common method used by network marketing companies to distribute their products. The Company has also introduced Reliv Delight, a powdered food supplement in the nature of a milk replacement, along with local versions of other products in the US product line during 2001. The net loss in this market decreased from $571,000 in 2000 to $215,000 in 2001, as a result of the improved sales and cost controls put in place.

Sales in the United Kingdom in 2001 were $391,000 compared to $388,000 in 2000. The Company hired a sales manager in January 2000 to improve sales efforts in this region, but sales growth has still been difficult to achieve in this area. The Company is in the process of expanding sales in the region by shipping the Company's products to Distributors and customers in the Republic of Ireland. Irish sales and fulfillment will be managed from the Reliv UK office.

The Company ceased operations in Colombia effective October 1, 2001. After opening for business in this market during the first quarter of 2000, sales did not meet expectations and showed limited prospects for growth due to the increasing political instability in the country. Net sales for the first nine months of 2001 were only $46,000, compared to sales of $83,000 in 2000. The Company recognized a pre-tax charge of approximately $80,000 to shut down operations in Colombia.

In December 2000, the Company began sales in its newest market, the Philippines. In its first full year of operations, net sales in 2001 were $2,693,000 with 11,269 Distributor enrollments. Sales here have benefited from the involvement of Distributors from the United States, Canada and Australia with ties to the Philippines. The Philippines operations had net income of $18,000 in 2001, its first full year of operations.

The Company has provided manufacturing and packaging services, including blending, processing and packaging food products in accordance with specifications provided by its customers. In 2001, the Company decided to phase out this line of business and production for the last significant customer concluded in the third quarter of 2001. Accordingly, net sales decreased in 2001 to $3,879,000 from $16,748,000 in 2000. Although this segment reported a pre-tax income of $175,000 in 2001, low gross margins and declining production orders from the final significant customer led to the decision to discontinue the third-party production work. The results reported in this segment also include the production of the Reliv brand products. Higher network marketing production requirements along with staffing reductions also contributed to the improved results of the manufacturing and packaging segment in 2001. The segment results for 2001 compared to pre-tax income of $25,000 in 2000.

The Company's sales to third party customers consists of the Company purchasing raw materials, customer-specified packaging, and selling a finished product to the customer. Cost of products sold for the manufacturing and packaging segment for 2001 was 95.2% of net sales; an improvement from 95.6% in 2000. Even under optimal operating efficiencies, the gross margin for these customers was substantially less than margins in sales of network marketing products. In conjunction with the decision to discontinue the third party production work, the Company has taken steps to reduce payroll through layoffs and attrition. Over the course of 2001 and early 2002, the Company has reduced plant employment and related office positions by approximately 50 people, along with other cost reduction measures.

Net Income and Net Sales: 2000 vs. 1999 The Company's 2000 net loss was $898,000 or $.09 per share. This compares with net loss of $1,400,000 or $.15 per share in 1999. Net income in the United States, the Company's primary market, was $198,000 in 2000, compared to net loss of $915,000 in 1999. The United States operation is comprised of the network marketing segment and the manufacturing and packaging services segment. In 2000, the network marketing segment in the United States had a net income of $178,000, and the manufacturing and packaging segment had pre-tax income of $25,000. Net loss from international operations was $999,000 in 2000, compared with a loss of $485,000 in 1999. Although the net loss in 2000 was reduced in comparison to 1999, the Company's results from operations were negatively impacted by losses in its international operations, highlighted by a pre-tax charge of $407,000 related to the balance of the unamortized goodwill established when the Company purchased the UK entity in 1998. The Company's results were also negatively impacted by somewhat higher general and administrative expenses and higher interest expense.

Net sales decreased in 2000 to $61,280,000, as compared to $69,278,000 in 1999, as a result of a 13% decrease in net sales in the United States from $64,694,000 in 1999 to $55,997,000 in 2000, the result of a decrease in net sales in its manufacturing and packaging segment. Net sales in the United States, which accounts for 91% of total net sales, is comprised of network marketing sales and manufacturing and packaging services. In 2000, network marketing sales in the United States were $39,249,000 compared to $37,402,000 in 1999, and net sales from manufacturing and packaging services decreased to $16,748,000 from $27,292,000 in 1999. Net sales in the foreign operations increased to $5,283,000 in 2000 from $4,584,000 in 1999.

In the United States, the Company's largest market, the number of active Distributors decreased to 28,300 from 30,100. The retention rate of Distributors who renew their annual agreement continued to remain high at 45%, but is a decline from a renewal rate of 57% in the prior year. Master Affiliates, Distributors who have attained the highest level of discount and are eligible for generation royalties, increased to 3,749 in the United States in 2000 from 3,250 in 1999. In 2000, the Company processed 109,700 wholesale orders at an average retail price of $465, compared to 74,103 orders at an average of $603 in 1999. The increase in the order count and the decrease in the average order size is due to a change in the Direct Select program effective in February 2000 which allowed Distributors to place orders for individual cans at their specified discount level, rather than at full retail price. Previously, wholesale orders were defined as Distributor orders placed at their qualified discount level and were in full case quantities.

The Company's Direct Select Program makes products available to consumers by ordering directly through the Company. These orders are placed at full retail price and can be ordered in quantities of less than full case lots. In the United States in 2000, the program processed a total of 25,126 orders for a net sales total of $2,494,000, compared to $5,807,000 in 1999. This amount has decreased because of a change in the Direct Select Program effective in February 2000 which allowed Distributors to place orders for individual cans at their specified discount level, rather than at full retail price. The number of orders combined for wholesale and Direct Select increased by approximately 3,000 orders in 2000, as compared to 1999. The change in the Direct Select program merely changed the classification of the orders.

In January 2000, the Company introduced four new products at its North American Leadership Conference in Reno, NV. The product introduction included Reliv Now For Kids, a nutritional supplement important for growing bodies, Reliv Soy Sense, a supplement that provides soy protein, a nutrient proven to lower the risk of heart disease, Reliv Ultrim-Plus, a reformulated meal replacement product to assist in weight loss, and a new formula of Reliv Fibrestore, a fiber-rich antioxidant supplement. In May, 2000, the Company introduced Reliv ReversAge, an anti-aging dietary supplement designed to slow down the aging process. Three proprietary complexes form the foundation of the supplement: longevity complex, antioxidant complex and herbal complex. The product is being sold only in the United States and the Philippines at this time. Currently, this product is the second best-selling product in the US market, behind Reliv Classic. The Company is working to obtain approval to sell versions of this product in most of its markets.

The Company is continuing to develop existing marketing programs such as the "Star Director", "Ambassador" and "Road to Presidential" programs. The Star Director Program compensates Distributors who reach certain levels of sales organization growth with bonuses based on the retail sales of their Distributor network. In 2000, $1,479,000 was paid through this program compared to $1,315,000 in 1999. The Ambassador Program compensates Distributors at the highest levels for their leadership and development of sales. At year-end 2000, there were 79 Ambassadors who shared in bonuses totaling $784,000, compared to 64 Ambassadors at the end of 1999 sharing bonuses of $584,000. The Road to Presidential Program, through training and rewards, is designed to encourage Distributors to reach the highest level of earnings potential by building downline organizations.

In Australia and New Zealand net sales declined to $2,012,000 in 2000 from $2,544,000 in 1999. Fourth quarter 2000 sales decreased to $353,000 from $630,000 in 1999. New Distributor enrollments increased slightly in Australia and New Zealand to 1,245 from 1,186 in 1999. Distributor renewals in Australia were 55% and in New Zealand 45% in 2000 as compared to 56% and 39% in 1999, respectively. A number of factors continue to cause the decline in sales in these markets. The Australian and New Zealand dollars have declined in value against the United States dollar. This has the effect of reducing net sales when reported in US dollars on a consolidated basis. Nonetheless, net sales in local dollars for Australia and New Zealand for 2000 still declined 11% and 19%, respectively, as compared to 1999. Other factors that have hurt sales in these markets include a new goods and services tax instituted in Australia effective July 1, 2000, increased competition from other network marketing companies, and continued difficulties in introducing new products due to tighter regulatory control over nutritional and dietary supplements. As of March 2001, the Company has not yet been able to introduce a version of its product, Reliv ReversAge, in these markets.

Net sales in Canada declined in 2000 to $913,000 from $993,000 in 1999. Fourth quarter sales decreased to $215,000 in 2000 compared to $258,000 in 1999. New Distributor enrollments increased slightly to 607 from 568 in 1999. Currency fluctuations have also had an impact on Canadian sales. During the second quarter of 2000, the Company closed its Canadian administrative office facility and has replaced it with a smaller distribution center. All customer service, sales and marketing support, accounting and other administrative services for the Canadian operation are being provided from the corporate office in Chesterfield, Missouri. Expenses related to the closing of the Canadian facility, including severance payments to the office and sales staff, were incurred during the second quarter. The Company incurred approximately US$70,000 in expenses to close the office. The benefits of this closing are being realized, as the Canadian operation showed a net profit in the fourth quarter of 2000.

Net sales in Mexico in 2000 were $1,769,000 compared to $691,000 in 1999. Net sales in the fourth quarter 2000 were $465,000 compared to $215,000 in 1999. New Distributor enrollment increased in 2000 to 6,188 compared to 2,324 in 1999. Net sales have been affected positively by the efforts of the sales management team, plus the establishment of distribution centers owned and operated by key Distributors to facilitate sales and the delivery of product in cities outside of Mexico City. With the inadequate distribution system in Mexico, this is a common method used by network marketing companies to distribute their products. The Company has submitted several products for regulatory approval. The net loss in this market increased as the result of expenses related to sales promotions and other sales and travel expenses that were greater than originally planned in an effort to build sales momentum.

Sales in the United Kingdom in 2000 were $388,000 compared to $356,000 in 1999. The Company hired a sales manager in January 2000 to improve sales efforts in this region. During 1999, the Company operated without a sales manager, but sales growth has been difficult to achieve in this area. One factor affecting sales in the United Kingdom is the resistance in the local market to products containing genetically modified ingredients (GMO's). Many of the Company's products contain soy proteins made with genetically modified soy. During 2000, the Company reformulated its products to eliminate genetically modified ingredients in the UK, Australia and New Zealand.

During the first quarter of 2000, the Company commenced sales in Colombia. Net sales for the year were $83,000 and 298 Distributors were enrolled. Growth in this market has not met the Company's expectations. Part of the reason for this is that in an effort to minimize start-up costs, the Company has not hired a sales manager for this market, instead using local Distributors and the efforts of the minority partner to bolster sales. A significant portion of the 2000 net loss for Colombia of $137,000 was attributable to start-up costs, which under current accounting guidance, must be expensed when incurred.

In December 2000, the Company began sales in its newest market, the Philippines. Net sales in just its first month of operation were $119,000, with approximately 260 Distributors enrolled. Sales here have benefited from the involvement of Distributors from the United States, Canada and Australia with ties to the Philippines. Sales in the early months of 2001 have continued to exceed the Company's expectations.

The Company provides manufacturing and packaging services, including blending, processing and packaging food products in accordance with specifications provided by its customers. Net sales decreased in 2000 to $16,748,000 from $27,292,000 in 1999. This decrease follows the Company's decision to place less emphasis on this business, as unprofitable business was eliminated and steps were taken to improve the margins with its remaining customer. The results reported in this segment also include the production of the Reliv brand products. This segment reported pre-tax income of $25,000 in 2000, compared to a pre-tax loss of $1,898,000 in 1999.

The Company's sales to third party customers consists of the Company purchasing raw materials, customer-specified packaging, and selling a finished product to the customer. Cost of product sold for 2000 was 95.6% of net sales; an improvement from 101% in 1999. Even under optimal operating efficiencies, the gross margin for these customers is substantially less than margins in sales of network marketing products. The Company continues to take steps to better manage this area, including plant staff reductions, warehouse cost reductions, elimination of the unprofitable business and review of profit margins by customer and project. Future efforts to develop manufacturing and packaging services have been discontinued as the Company has placed its efforts in increasing network marketing sales.

Cost of Sales During 2001, cost of network marketing products sold was 18.1% of net sales compared with 20.3% in 2000 and 19.8% in 1999. Cost of network marketing products sold was 19.9% in the fourth quarter of 2001 and 23.6% in 2000. Cost of goods for manufacturing and packaging services was 95.2% for 2001 and 95.6% for 2000.

Distributor Royalties and Commissions Distributor royalties and commissions as a percentage of network marketing sales increased to 38.3% in 2001 compared to 35.8% in 2000 and 36.5% in 1999. In the fourth quarter of 2001, Distributor royalties and commissions were 38.2% compared to 38.6% in 2000. The increased percentage for 2001, as compared to prior years, is due to a change in the Distributor compensation plan, effective September 1, 2000. Previously, Distributors could purchase products from the Company at discounts ranging from 25% to 45%, with total royalties of 18% of retail sales paid to Master Affiliates on their organization's sales. After the modification, the discounts at the time of purchase were changed, ranging from 20% to 40%, with royalty payments totaling up to 23% to Master Affiliates. The effect of this change on the financial statements is that Distributor royalties and commissions will increase as a percentage of net sales. However, this increase will be offset by improved gross margins on these sales. These expenses are governed by the Distributor agreements and are directly related to the level of sales. Included in Distributor royalties and commissions are royalties of $1,087,000 for 2001 earned through the Ambassador Program as compared to $784,000 in 2000 and $584,000 in 1999.

Selling, General and Administrative Selling, general and administrative (SGA) expenses increased to 38.8% as a percentage of net sales for 2001, from 33.5% in 2000, and 28.6% in 1999. The percentage change is primarily due to the decrease in sales of the manufacturing and packaging business segment in comparison to total SGA expenses. Selling, general and administrative expenses for 2001 were $10,000 greater than the total of $20,545,000 in 2000. The total for 2001 also includes $1,046,000 in SGA expenses for the first full year of operations in the Philippines, as compared to $147,000 in SGA expenses in the start up year of 2000.

In 2001, total distribution and warehouse expenses increased slightly to $1,309,000 from $1,297,000 in 2000 due to the added expenses of the full-year operations of the Philippines. Distribution expenses in the manufacturing and packaging segment decreased from $741,000 in 2000 to $603,000 in 2001, as the result of the decrease in volume generated by manufacturing and packaging services.

In 2001, sales incentive bonuses were $396,000, compared to $438,000 in 2000. Promotional trip expenses increased to $815,000 in 2001, as compared to $743,000 in 2000. All of the increase occurred in the United States market, as it conducted two major promotional trip programs in 2001. Overall, sales and marketing expenses increased by $356,000, or 5% in 2001.

Total staff compensation and fringes decreased by 1%, or $90,000, primarily due to reductions in the US sales staff. The decrease in the sales staff more than offset the additional $146,000 in compensation expenses from the first full year of the Philippine operations.

Another significant component of SGA expenses in 2001 was the adjustment of the cash surrender value of the executive life insurance policies. The Company incurred a charge of $125,000 as the result of the decline in the market value of the underlying investments. This corresponds with the overall stock market decline experienced in 2001. In 2000, the Company took a similar charge of $168,000.

Interest Expense Interest expense in 2001 was $527,000, compared to $639,000 in 2000 and $585,000 in 1999. Interest expense in 2001 was lower as the result of lower interest rates and a decrease in the use of short-term borrowings. Interest expense in 2000 increased, as compared to 1999, as the result of increased short-term borrowings.

Income Taxes Income taxes expense for 2001 was $219,000. As a result of pre-tax losses, the income tax benefit in 2000 was $251,000, and the income tax benefit for 1999 was $770,000. The effective tax rate for 2001 was 41.5%. Various non-deductible expenses, including the reduction in the value of the executive life insurance policies, represent of the increase over the U.S. statutory tax rate of 34%. Effective tax rates for 2000 and 1999 were 22% and 35%, respectively. The 2000 tax benefit was carried back against the 1998 earnings, and the 1999 tax benefit was carried back against 1997's earnings.

Financial Condition

The Company generated $1,937,000 of net cash during 2001 from operating activities and increased cash by $40,000 through long-term financing. This compares to $413,000 of cash provided by operating activities and $365,000 generated through long-term financing and use of the lines of credit in 2000. Cash and cash equivalents increased by $60,000 to $1,259,000 by year-end 2001. The Company's net investing activities used $293,000. The Company used $1,462,000 to repay the line of credit, long-term borrowings and capital lease obligations. The Company also used $116,000 to purchase treasury stock.

Current assets decreased to $6,514,000 at December 31, 2001 from $9,276,000 as of December 31, 2000. Cash and cash equivalents increased by $60,000 as described above. Accounts receivable decreased to $548,000 at December 31, 2001 from $2,447,000 at December 31, 2000. The decrease is due to the Company termination of production and sales to its last significant third party packaging customer. At December 31, 2001 and 2000, the Company has reserved $5,000 as an allowance for uncollectible accounts receivable.

Inventories decreased to $4,142,000 at December 31, 2001 from $4,530,000 at year-end 2000, primarily as a result of the decrease in raw material inventories no longer required for the contract packaging business.

Refundable income taxes decreased to $136,000 at the end of 2001 from $664,000 as of the end of 2000. The decrease is due to the tax benefit from the loss incurred in 2000, as compared to the net income position of 2001.

Property, plant and equipment, after dispositions, increased $282,000 to $15,952,000 at December 31, 2001. Acquisitions were primarily funded with cash generated from operations.

Current liabilities decreased to $6,047,000 at December 31, 2001 from $9,291,000 at December 31, 2000. Trade accounts payable decreased to $2,881,000 from $5,265,000 at December 31, 2000, primarily due to the reduction of purchases for the manufacturing and packaging business. Distributor commissions payable increased $45,000 to $1,244,000 at year-end as a result of increase in net sales in December 2001 as compared to December 2000. Borrowings under the line of credit decreased to $986,000 from $1,918,000 at December 31, 2000.

Long-term debt and non-current capital lease obligations decreased to $4,650,000 from $5,046,000 at December 31, 2000. The Company has a term loan with an outstanding balance of $4,062,000 as of December 31, 2001. This loan provided financing for the expansion of its facility in 1997. This note was renewed by its lender in March 2001, extending the maturity to March 2004, with the interest rate continuing at 8.5%. The Company has a term loan with a principal balance of $90,000 as of December 31, 2001, as well as long-term debt totaling $531,000, relating to the purchase of its original building and land. The Company also has a series of private placement notes payable with a remaining principal balance of $208,000. These notes provided the initial funding of the Philippines operation and are payable in quarterly installments equal to 2% of Philippines sales at suggested retail, including interest at 9% per annum.

Stockholders' equity increased to $5,827,000 compared with $5,646,000 at December 31, 2000. The increase is primarily due to the 2001 net income of the Company, reduced by treasury stock purchases of $116,000. Stockholders' equity was also negatively impacted by the strengthening of the U.S. dollar against the currency of several of its' subsidiaries, in particular, Australia, New Zealand, Philippines, and Canada. A stronger Mexican peso vs. the U.S. dollar offset these other weakening currencies somewhat. This impact appears in the form of the decrease in the foreign currency translation adjustment. This cumulative adjustment declined from a debit balance of $624,000 as of December 31, 2000, to a debit balance of $689,000, as of December 31, 2001.

The Company's working capital balance has improved by $482,000 since December 31, 2000. The current ratio at December 31, 2001 improved to 1.08 from 1.00 at previous year-end. The Company also has an operating line of credit, with a limit based on a collateral-based formula of accounts receivable and inventory. The maximum borrowing limit is $1,000,000, with an interest rate of prime plus .50%. At December 31, 2001, the Company had utilized $986,000 of the line of credit, with no additional borrowings available. Management believes that the Company's internally generated funds together with the loan agreement will be sufficient to meet working capital requirements in 2002.

Critical Accounting Policies

Our financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Inventories Inventories are valued at the lower of cost or market. Product cost includes raw material, labor, and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, the Company reviews its inventory levels in each country's product line for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on this review, the Company records inventory write-downs when necessary.

Legal proceedings In the ordinary course of business, we are subject to various legal proceedings, including lawsuits and other claims related to labor, product and other matters. We are required to assess the likelihood of adverse judgments and outcomes to these matters as well as the range of potential loss. Such assessments are required to determine whether a loss contingency reserve is required under the provisions of SFAS No. 5, Accounting for Contingencies, and to determine the amount of required reserves, if any. These assessments are subjective in nature. Management makes these assessments for each individual matter based on consultation with outside counsel and based on prior experience with similar claims. To the extent additional information becomes available or our strategies or assessments change, our estimates of potential liability for a given matter may change. Changes to estimates of liability would result in a corresponding additional charge or benefit recognized in the statement of operations in the period in which such changes become known. We recognize the costs associated with legal defense in the periods incurred. Accordingly, the future costs of defending claims are not included in our estimated liability.

Safe Harbor Provision of the Private Securities Litigation Act of 1995 and Forward Looking Statements.

The statements contained in Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operation) that are not historical facts may be forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Exchange Act of 1934) that are subject to a variety of risks and uncertainties. The forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to the Company's management. Accordingly, these statements are subject to significant risks, uncertainties and contingencies which could cause the Company's actual growth, results, performance and business prospects and opportunities in 2000 and beyond to differ materially from those expressed in, or implied by, any such forward-looking statements. Wherever possible, words such as "anticipate", "plan", "expect", "believe", "estimate", and similar expressions have been used to identify these forward-looking statements, but are not the exclusive means of identifying such statements. These risks, uncertainties and contingencies include, but are not limited to, the Company's ability to continue to attract, maintain and motivate its Distributors, changes in the regulatory environment affecting network marketing sales and sales of food and dietary supplements and other risks and uncertainties detailed in the Company's other SEC filings.

Item No. 7A – Qualitative And Quantitative Disclosures Regarding Market Risk

The Company's earnings and cash flow are subject to fluctuations due to changes in foreign currency rates as it has several foreign subsidiaries and continues to explore expansion into other foreign countries. As a result, exchange rate fluctuations may have an effect on its sales and the Company's gross margins. Accounting practices require that the Company's results from operations be converted to U.S. dollars for reporting purposes. Consequently, the reported earnings of the Company in future periods may be significantly affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. Products manufactured by the Company for sale to the Company's foreign subsidiaries are transacted in U.S. dollars. As the Company's foreign operations expand, its operating results will be subject to the risks of exchange rate fluctuations and the Company may not be able to accurately estimate the impact of such changes on its future business, product pricing, results of operations or financial condition.

The Company also is exposed to market risk in changes in interest rates on its long-term debt arrangements and commodity prices in some of the raw materials it purchases for its manufacturing needs. However, neither presents a risk that would have a material effect on the Company's results of operations or financial condition.

Five Year Financial Summary

(In thousands, except per share amounts)	2001	2000	1999	1998	1997
Net sales	$52,943	$61,280	$69,278	$53,400	$46,836
Net income (loss)	308	(898)	(1,400)	1,557	2,029
Earnings (loss) per common share:					
Basic	.03	(.09)	(.15)	.16	.21
Diluted	.03	(.09)	(.15)	.16	.20
Total Assets	16,938	20,395	20,772	20,253	15,970
Long-term debt and capital lease obligations, less current maturities	4,650	5,046	5,296	5,590	5,149
Dividends declared per common share	—	—	.01	.025	.03

Stock Price and Dividend Summary

2001	*High*	*Low*	*Close*	*Dividend*
1st Quarter	1.688	1.000	1.375	
2nd Quarter	1.440	1.000	1.220	
3rd Quarter	1.250	0.890	1.240	
4th Quarter	1.500	1.070	1.250	
2000	*High*	*Low*	*Close*	*Dividend*
1st Quarter	3.250	0.938	1.563	
2nd Quarter	1.969	1.125	1.688	
3rd Quarter	2.000	1.438	1.750	
4th Quarter	2.000	1.000	1.250	

Board of Directors and Stockholders
Relìv International, Inc.

We have audited the accompanying consolidated balance sheets of Relìv International, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Relìv International, Inc. and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

St. Louis, Missouri
March 8, 2002

December 31	*2001*	*2000*
Assets		
Current assets:		
Cash and cash equivalents	$ 1,258,821	$ 1,198,682
Accounts and notes receivable, less allowances of $5,000 in 2001 and 2000	548,035	2,446,595
Accounts due from employees and distributors	50,200	31,764
Inventories:		
Finished goods	2,313,058	2,584,895
Raw materials	1,391,237	1,459,960
Sales aids and promotional materials	437,371	484,936
Total inventories	4,141,666	4,529,791
Refundable income taxes	136,263	663,735
Prepaid expenses and other current assets	362,287	322,131
Net deferred income taxes	17,000	83,174
Total current assets	6,514,272	9,275,872
Other assets	646,018	849,691
Note receivable from officer	59,250	59,250
Accounts due from employees and distributors	43,741	88,623
Property, plant, and equipment	15,951,977	15,669,705
Less accumulated depreciation and amortization	(6,276,781)	(5,548,026)
	9,675,196	10,121,679
Total assets	$16,938,477	$20,395,115
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 4,640,615	$ 6,864,415
Income taxes payable	6,153	—
Borrowings under line of credit	985,922	1,918,080
Current maturities of long-term debt	279,733	332,466
Current maturities of capital leases	134,682	176,094
Total current liabilities	6,047,105	9,291,055
Noncurrent liabilities:		
Capital lease obligations, less current maturities	8,862	143,900
Long-term debt, less current maturities	4,641,384	4,901,788
Other noncurrent liabilities	414,276	412,610
Total noncurrent liabilities	5,064,522	5,458,298
Stockholders' equity:		
Preferred stock, par value $.001 per share; 3,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $.001 per share; 20,000,000 shares authorized, 9,654,884 shares issued and 9,563,267 shares outstanding in 2001 and 9,654,505 shares issued and outstanding in 2000	9,655	9,655
Additional paid-in capital	9,119,934	9,074,756
Notes receivable — officers and directors	(19,289)	(26,650)
Treasury stock — 91,617 shares in 2001	(115,558)	—
Accumulated deficit	(2,479,285)	(2,787,725)
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	(688,607)	(624,274)
Total stockholders' equity	5,826,850	5,645,762
Total liabilities and stockholders' equity	$16,938,477	$20,395,115

See accompanying notes.

Year ended December 31	*2001*	*2000*	*1999*
Sales at suggested retail	$ 74,410,042	$ 83,496,234	$ 90,085,780
Less distributor allowances on product purchases	21,466,995	22,216,449	20,807,613
Net sales	52,943,047	61,279,785	69,278,167
Costs and expenses:			
Cost of products sold	12,562,385	25,023,444	35,861,931
Distributor royalties and commissions	18,795,153	15,929,756	15,316,965
Selling, general, and administrative	20,555,649	20,545,175	19,834,063
Impairment of goodwill (see Note 2)	—	407,292	—
	51,913,187	61,905,667	71,012,959
Income (loss) from operations	1,029,860	(625,882)	(1,734,792)
Other income (expense):			
Interest expense	(527,208)	(639,172)	(585,255)
Other income	24,788	115,626	149,866
Income (loss) before income taxes	527,440	(1,149,428)	(2,170,181)
Provision (benefit) for income taxes	219,000	(251,000)	(770,000)
Net income (loss)	$ 308,440	$ (898,428)	$ (1,400,181)
Earnings (loss) per common share	$.03	$(.09)	$(.15)
Earnings (loss) per common share — Assuming dilution	$.03	$(.09)	$(.15)

See accompanying notes.

	Common Stock		Additional
	Shares	Amount	Paid In Capital
Balance at December 31, 1998	9,653,502	$ 9,653	$ 9,170,111
Net loss	—	—	—
Other comprehensive income/(loss):			
Foreign currency translation adjustment	—	—	—
Total comprehensive loss			
Common stock purchased for treasury	—	—	—
Cancellation of treasury stock	(102,400)	(102)	(97,280)
Repayment of loan by officers and directors	—	—	—
Dividends paid ($.01 per share)	—	—	—
Balance at December 31, 1999	9,551,102	$ 9,551	$ 9,072,831
Net loss	—	—	—
Other comprehensive income/(loss):			
Foreign currency translation adjustment	—	—	—
Total comprehensive loss			
Repayment of loan by officers and directors	—	—	—
Warrants granted under distributor stock purchase plan	—	—	1,140
Options exercised	102,540	103	(103)
Warrants exercised	863	1	888
Balance at December 31, 2000	9,654,505	$ 9,655	$ 9,074,756
Net income	—	—	—
Other comprehensive income/(loss):			
Foreign currency translation adjustment	—	—	—
Total comprehensive income			
Repayment of loan by officers and directors	—	—	—
Warrants granted under distributor stock purchase plan	—	—	9,384
Tax benefit from exercise of options	—	—	35,404
Common stock purchased for treasury	—	—	—
Warrants exercised	379	—	390
Balance at December 31, 2001	9,654,884	$ 9,655	$ 9,119,934

See accompanying notes.

	Notes Receivable — Officers and Directors	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock Shares	Treasury Stock Amount	Total
	$ (44,746)	$ (354,195)	$ (440,657)	—	$ —	$ 8,340,166
	—	(1,400,181)	—	—	—	(1,400,181)
	—	—	104,507	—	—	104,507
						$ (1,295,674)
	—	—	—	102,400	(135,798)	(135,798)
	—	(38,416)	—	(102,400)	135,798	—
	6,529	—	—	—	—	6,529
	—	(96,505)	—	—	—	(96,505)
	$ (38,217)	$ (1,889,297)	$ (336,150)	—	$ —	$ 6,818,718
	—	(898,428)	—	—	—	(898,428)
	—	—	(288,124)	—	—	(288,124)
						$ (1,186,552)
	11,567	—	—	—	—	11,567
	—	—	—	—	—	1,140
	—	—	—	—	—	—
	—	—	—	—	—	889
	$ (26,650)	$ (2,787,725)	$ (624,274)	—	$ —	$ 5,645,762
	—	308,440	—	—	—	308,440
	—	—	(64,333)	—	—	(64,333)
						$ 244,107
	7,361	—	—	—	—	7,361
	—	—	—	—	—	9,384
	—	—	—	—		35,404
	—	—	—	91,617	(115,558)	(115,558)
	—	—	—	—	—	390
	$ (19,289)	$ (2,479,285)	$ (688,607)	91,617	$(115,558)	$ 5,826,850

Year ended December 31	2001	2000	1999
Operating activities			
Net income (loss)	$ 308,440	$ (898,428)	$ (1,400,181)
Adjustments to reconcile net income (loss)to net cash provided by (used in) operating activities:			
Depreciation	743,078	1,080,247	1,068,471
Amortization of goodwill	—	52,554	52,554
Impairment charge for goodwill	—	407,292	—
Compensation expense for warrants granted	9,384	1,140	—
Tax benefit from exercise of options	35,404	—	—
Provision for losses on accounts receivable	—	—	431,625
Provision for deferred income taxes	66,171	57,098	(61,225)
Foreign currency transaction (gain)/loss	(16,547)	21,376	(23,782)
(Increase) decrease in accounts and notes receivable	1,940,351	(347,245)	(561,104)
(Increase) decrease in inventories	358,768	85,966	(740,168)
(Increase) decrease in refundable income taxes	527,202	188,950	(541,074)
(Increase) decrease in prepaid expenses and other current assets	(39,678)	(25,084)	138,244
(Increase) decrease in other assets	201,587	150,903	(313,383)
Increase (decrease) in accounts payable and accrued expenses	(2,198,836)	(360,404)	834,360
Increase (decrease) in income taxes payable	6,192	(1,370)	(55,749)
Decrease in unearned income	(5,003)	—	(102,712)
Net cash provided by (used in) operating activities	1,936,513	412,995	(1,274,124)
Investing activities			
Proceeds from the sale of property, plant, and equipment	—	23,464	—
Purchase of property, plant and equipment	(300,121)	(440,224)	(1,081,746)
Repayment of loans by officers and directors	7,361	116,567	6,529
Net cash used in investing activities	(292,760)	(300,193)	(1,075,217)
Financing activities			
Proceeds from long-term borrowings and line of credit	40,463	365,094	1,779,162
Principal payments on long-term borrowings and line of credit	(1,285,395)	(466,829)	(419,863)
Principal payments under capital lease obligations	(176,450)	(137,617)	(163,654)
Proceeds from warrants exercised	390	889	—
Dividends paid	—	—	(96,505)
Purchase of treasury stock	(115,558)	—	(135,798)
Net cash (used in) provided by financing activities	(1,536,550)	(238,463)	963,342
Effect of exchange rate changes on cash and cash equivalents	(47,064)	(207,357)	100,895
Increase (decrease) in cash and cash equivalents	60,139	(333,018)	(1,285,104)
Cash and cash equivalents at beginning of year	1,198,682	1,531,700	2,816,804
Cash and cash equivalents at end of year	$ 1,258,821	$ 1,198,682	$ 1,531,700
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 532,187	$ 605,565	$ 581,235
Income taxes	$ 200,220	$ 219,500	$ 55,710
Noncash investing and financing transactions:			
Capital lease obligations entered into	—	$ 56,598	$ 104,285

See accompanying notes.

1. Nature of Business & Significant Accounting Policies

Nature of Business Reliv International, Inc. (the Company) produces a line of food products including nutritional supplements, diet management products, granola bars, and sports drink mixes. These products are sold by subsidiaries of the Company to a sales force of Independent Distributors and licensees of the Company that sell products directly to consumers. The Company and its subsidiaries sell products to Distributors throughout the United States and in Australia, Canada, New Zealand, Mexico, the United Kingdom, and the Philippines. In addition, the Company provides manufacturing and packaging services for unrelated customers.

Principles of Consolidation The consolidated financial statements include the accounts of the Company and its foreign and domestic subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Inventories Inventories are valued at the lower of cost or market. Product cost includes raw materials, labor, and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, the Company reviews its inventory levels in each country, as compared to future demand requirements and the shelf life of the various products. Based on this review, the Company records inventory write-downs when necessary.

Property, Plant, and Equipment Property, plant, and equipment are stated on the cost basis. Depreciation is computed using the straight-line or an accelerated method over the useful life of the related assets, including assets recorded under capital leases.

Goodwill Goodwill represents the cost in excess of the fair value of the net assets acquired and is being amortized on a straight-line basis over a period of ten years. On a periodic basis, the Company evaluates goodwill for impairment by comparing estimated future discounted cash flows of the business to its carrying value. See Note 2.

Revenue Recognition The Company generally receives its sales price in cash accompanying orders from Independent Distributors and makes related commission payments in the following month. The net sales price is the suggested retail price less the distributor discount of 20 percent to 40 percent of such suggested retail price. Sales revenue and commission expenses are recorded when the merchandise is shipped.

Foreign Currency Translation The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive income/loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that the earnings of non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time. The effect on the statements of operations of transaction gains and losses is insignificant for all years presented.

Income Taxes The provision for income taxes is computed using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The primary difference between financial statement and taxable income results from financial statement accruals and reserves.

Stock-Based Compensation The Company accounts for employee stock options in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Since the Company grants stock options at an exercise price not less than the fair value of the shares at the date of grant, no compensation expense is recognized. As permitted by SFAS No. 123, Accounting and Disclosure of Stock-Based Compensation, effective for years beginning after December 1995, the Company has elected the disclosure-only alternative of this pronouncement in a note to these financial statements (see Note 9).

The Company accounts for options granted to non-employees and warrants granted to Distributors under the fair value approach prescribed by SFAS No. 123.

Basic and Diluted Earnings per Share Basic and diluted earnings per share are calculated in accordance with SFAS No. 128, Earnings per Share. All earnings per share amounts for all periods have been presented to conform to the requirements of SFAS No. 128.

Basic earnings per common share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed using the weighted average number of common shares and potential dilutive common shares that were outstanding during the period. Potential dilutive common shares consist of outstanding stock options and warrants. See Note 8 for additional information regarding earnings per share.

Shipping and Handling Costs The Company records shipping and handling costs as a component of cost of products sold.

Advertising Costs of sales aids and promotional materials are capitalized as inventories. All other advertising and promotional costs are expensed when incurred. The company recorded $32,000, $30,000 and $35,000 of advertising expense in 2001, 2000 and 1999 respectively.

Cash Equivalents The Company's policy is to consider demand deposits and short-term investments with a maturity of three months or less when purchased as cash equivalents.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications Certain reclassifications have been made to prior years' financial statements to conform to the current presentation.

2. Relìv UK, Ltd. — Goodwill Impairment

The Company owns a 98.5% interest in Relìv Europe, the holding company of Relìv UK, Ltd. (Relìv UK). In December 2000, the Company recorded a noncash accounting charge related to the unamortized balance of the goodwill established when Relìv UK was purchased in 1998. The Company performed an impairment review as the result of the forecast for continuing losses for the entity. As a result of the Company's review, the Company determined the unamortized goodwill of $407,292 was impaired, and it was written off in full. This nonrecurring charge, which has been reported as a separate line item in loss from operations in the accompanying 2000 consolidated statement of operations, had no impact on the Company's 2000 cash flows or its ability to generate cash flows in the future.

3. Research & Development Expenses

Research and development expenses of $355,000, $410,000, and $393,000 in 2001, 2000 and 1999, respectively, were charged to selling, general, and administrative expenses as incurred.

4. Property, Plant, & Equipment

Property, plant, and equipment at December 31, 2001 and 2000, consist of the following:

	2001	2000
Land	$ 829,222	$ 829,222
Building	8,441,164	8,399,277
Machinery and equipment	4,030,689	3,984,971
Office equipment	565,085	494,266
Computer equipment and software	2,085,817	1,961,969
	15,951,977	15,669,705
Less accumulated depreciation and amortization	(6,276,781)	(5,548,026)
	$ 9,675,196	$ 10,121,679

5. Accounts Payable & Accrued Expenses

Accounts payable and accrued expenses at December 31, 2001 and 2000, consist of the following:

	2001	2000
Trade payables	$ 2,880,565	$ 5,264,706
Distributors commissions	1,244,439	1,199,522
Sales taxes	260,643	171,639
Interest expense	60,499	65,478
Payroll and payroll taxes	192,673	148,573
Other	1,796	14,497
	$ 4,640,615	$ 6,864,415

6. Short-Term Borrowings

In November 2001, the Company renewed its line of credit with a maximum borrowing limit of $1,000,000. The limit is based on a collateral-based formula of accounts receivable and inventory. Borrowings under this line of credit are due on demand and bear interest, payable monthly, at the prime rate plus .50%, which was 5.25% at December 31, 2001 and 9.5% at December 31, 2000. The maturity date of the line is May 2002. A portion of the Company's inventory and property, plant, and equipment with a net book value of $3,901,400 as of December 31, 2001 are pledged as security under the terms of the agreement. As of December 31, 2001, the Company's outstanding balance was $985,922 on the line of credit and no additional borrowings were available.

7. Long-Term Debt

Long-term debt at December 31, 2001 and 2000, consists of the following:

	2001	2000
Industrial revenue bonds payable in monthly installments (including interest at 85% of prime) not to exceed $9,611, commencing August 1, 1991; secured by land and building (net book value $2,641,500 at December 31, 2001); balance due on March 1, 2005	$ 326,559	$ 405,792
Note payable in monthly installments (including interest at prime and additional interest at 15% of prime on the balance of the industrial revenue bonds) equal to $9,611 less installment applied to industrial revenue bond, commencing August 1, 1991; unsecured; balance due on March 1, 2005	204,755	204,755
Term loan payable in monthly installments of $19,550, including interest at 8.5% through April 2001; secured by equipment and inventory (net book value of $5,075,600 at December 31, 2000)	—	58,130
Term loan payable in monthly installments of $38,802, including interest at 8.5%, with the balance due March 2004; secured by land and building (net book value of $5,189,900 at December 31, 2001)	4,061,927	4,158,073
Term loan payable in monthly installments of $7,303, including interest at 7.75% with the balance due February 2003; secured by equipment (net book value of $134,700 at December 31, 2001)	90,254	167,504
Private placement notes payable in quarterly installments equal to 2% of Philippine sales at suggested retail (including interest at 9%), commencing on July 1, 2000; unsecured; balance due on July 1, 2005	208,092	240,000
Note payable in monthly installments of $748, including interest at 17.00% with the balance due June 2004; secured by equipment (net book value of $24,600 at December 31, 2001)	16,832	—
Note payable in monthly installments of $584, including interest at 19.28% with the balance due April 2004; secured by equipment (net book value of $18,600 at December 31, 2001)	12,698	—
	4,921,117	5,234,254
Less current maturities	(279,733)	(332,466)
	$4,641,384	$4,901,788

Principal maturities of long-term debt at December 31, 2001 are as follows:

2002	279,733
2003	269,399
2004	3,926,332
2005	445,653
	$ 4,921,117

8. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31	2001	2000	1999
Numerator:			
Numerator for basic and diluted earnings per share — net income (loss)	$ 308,440	$ (898,428)	$(1,400,181)
Denominator:			
Denominator for basic earnings per share — weighted average shares	9,642,000	9,563,000	9,633,000
Effect of dilutive securities: Employee stock options and other warrants	100,000	—	—
Denominator for diluted earnings per share — adjusted weighted average shares	9,742,000	9,563,000	9,633,000
Basic earnings (loss) per share	$0.03	$(0.09)	$(0.15)
Diluted earnings (loss) per share	$0.03	$(0.09)	$(0.15)

The diluted shares base for the years ended December 31, 2000 and 1999, excludes incremental shares of 347,000 and 59,000, respectively, related to employee stock options and warrants issued to external parties. These shares are excluded due to their antidilutive effect as a result of the Company's net losses during 2000 and 1999.

9. Stock Options, Warrants, & Distributor Stock Purchase Plan

Stock Options In May 1999, the Company adopted an incentive stock option plan which provides for the grant of incentive stock options and nonqualified stock options for employees (including officers) and other consultants and advisors of the Company. A maximum of 1,000,000 shares can be purchased at an option price not less than the fair market value of the stock at the time the options are granted. In December 1999, options for 922,000 shares were issued at an exercise price of between $1.125 and $1.2375 per share.

In December 1999, options granted in 1994 from an incentive stock option plan for key employees expired. These options were reissued as nonqualified stock options in December 1999, with an expiration date of December 2004. Options for 440,000 shares were issued at an exercise price of $2.045 per share.

In May 2001, the Company adopted another incentive stock option plan similar to the 1999 plan. A maximum of 1,000,000 shares can be purchased at an option price not less than the fair market value of the stock at the time the options are granted. In July 2001, options for 977,000 shares were issued at an exercise price of between $1.05 and $1.155 per share.

The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee and nonemployee director stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, because the exercise price of the Company's employee and nonemployee director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company records expense under the fair value method of SFAS No. 123 for options and warrants granted to distributors. Total expense recorded for these options and warrants was $9,384, $1,140 and $0 in 2001, 2000, and 1999, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of the statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates ranging from 3.07% to 4.78% for 2001, 5.11% to 6.87% for 2000, and 6.12% to 6.29% for 1999; dividend yield of zero for 2001 and 2000, and .50% for 1999; volatility factor of the expected price of the Company's stock of .729 for 2001, .745 for 2000, and .667 for 1999; and a weighted average expected life of 4.51 years. The weighted average fair value of stock options granted during 2001, 2000, and 1999 was $.63, $.98, and $.58 per share, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee and nonemployee director stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and nonemployee director stock options.

For purposes of pro forma disclosures, the estimated fair value of the options and warrants is amortized to expense over the vesting period. The effects of applying the pro forma disclosure provisions of SFAS No. 123 are not likely to be representative of the effects on reported net income for future years. The Company's pro forma information follows:

	2001	2000	1999
Pro forma net income (loss)	$ 48,073	$(1,318,935)	$(1,851,570)
Pro forma earnings (loss) per share:			
Basic	$ .01	$(.14)	$(.19)
Diluted	$ .00	$(.14)	$(.19)

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2001		2000		1999	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding beginning of the year	2,039,000	$1.740	2,391,600	$1.663	1,474,850	$2.021
Granted:						
Price = fair value	781,000	1.050	69,000	1.612	722,000	1.125
Price > fair value	196,000	1.155	—		640,000	1.793
Exercised	—		(400,600)	1.262	—	
Forfeited	(203,500)	2.354	(21,000)	1.571	(445,250)	2.165
Outstanding at end of year	2,812,500	$1.463	2,039,000	$1.740	2,391,600	$1.663
Exercisable at end of year	1,944,681		1,693,679		1,711,031	

As of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Excercisable	Weighted Avg. Exercise Price
$1.05–$2.00	1,933,500	3.78	$1.127	1,065,681	$1.143
$2.01–$3.00	790,000	2.53	2.101	790,000	2.101
$3.125	89,000	0.96	3.125	89,000	3.125
$1.05–$3.125	2,812,500	3.34	$1.463	1,944,681	$1.622

Distributor Stock Purchase Plan In November 1998, the Company established a Distributor Stock Purchase Plan. The plan allows Distributors who have reached the "Ambassador" status the opportunity to allocate up to 10% of their monthly compensation into the plan to be used to purchase the Company's common stock at the current market value. The plan also states that at the end of each year, the Company will grant warrants to purchase additional shares of the Company's common stock based on the number of shares purchased by the Distributors under the plan during the year. The warrant exercise price will equal the market price for the Company's common stock at the date of issuance. The warrants issued shall be in the amount of 25% of the total shares purchased under the plan during the year. This plan commenced in January 1999, and a total of 50,034, 32,837 and 36,075 warrants were issued during the years ended December 31, 2001, 2000 and 1999, respectively. The weighted average fair value of warrants granted during 2001, 2000 and 1999 were $.57, $.60 and $.49 per share, respectively.

A summary of the Company's warrant activity and related information for the years ended December 31 follows:

	2001		2000		1999	
	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price
Outstanding beginning of the year	68,049	$1.137	36,075	$1.031	111,548	$4.360
Granted:						
Price = fair value	50,034	1.250	32,837	1.250	36,075	1.031
Exercised	(379)	1.031	(863)	1.031	—	—
Forfeited	—	—	—	—	(111,548)	4.360
Outstanding at end of year	117,704	$1.185	68,049	$1.137	36,075	$1.031
Exercisable at end of year	33,755		11,163		—	

As of December 31, 2000:

Range of Exercise Prices	Warrants Outstanding: Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Warrants Exercisable: Number Excercisable	Weighted Avg. Exercise Price
$1.031-1.25	117,704	2.13	$1.185	33,755	$1.102

10. Leases

The Company leases certain manufacturing, storage and office facilities and certain equipment and automobiles. These leases have varying terms, and certain leases have renewal and/or purchase options. Future minimum payments under noncancelable leases with initial or remaining terms in excess of one year consist of the following at December 31, 2001:

	Capital Leases	*Operating Leases*
2002	142,839	291,626
2003	11,446	170,487
2004	—	115,682
2005	—	29,045
2006	—	—
Thereafter	—	—
Total minimum lease payments	154,285	$606,840
Less amount representing interest	10,741	
Present value of minimum lease payments (including current portion of $134,682)	$143,544	

Machinery, office, and computer equipment at December 31, 2001 and 2000, include approximately $620,187 and $676,784 of equipment under leases that have been capitalized. Accumulated depreciation and amortization for such equipment approximated $375,359 and $324,890 at December 31, 2001 and 2000, respectively.

Rent expense for all operating leases was $302,146, $319,802, and $350,029 for the years ended December 31, 2001, 2000, and 1999, respectively.

11. Fair Value of Financial Instruments

The carrying values and fair values of the Company's financial instruments are as follows:

	2001		*2000*	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 1,259,000	$ 1,259,000	$ 1,199,000	$ 1,199,000
Long-term debt, including current maturities	4,921,000	5,466,000	5,234,000	5,239,000
Capital lease obligations, including current maturities	144,000	146,000	320,000	318,000

The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. The fair value of long-term debt and capital lease obligations is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

12. License Agreement

The Company has a license agreement with the individual who developed several of the Company's products. This agreement provides the Company with the exclusive worldwide license to manufacture and sell all products created by the licensor and requires monthly royalty payments of 5% of net sales, with a minimum payment of $10,000 and a maximum payment of $22,000. The agreement terminates upon the death of the licensor. The amount of expense under this agreement was $264,000 for each of the years ended December 31, 2001, 2000, and 1999.

13. Income Taxes

The components of income (loss) before income taxes are as follows:

Year ended December 31	2001	2000	1999
Domestic	$ 951,425	$ 303,804	$(1,443,941)
Foreign	(423,985)	(1,453,232)	(726,240)
	$ 527,440	$ (1,149,428)	$(2,170,181)

The components of the provision (benefit) for income taxes are as follows:

Year ended December 31		2001	2000	1999
Current::	Federal	$ 117,000	$ (310,000)	$ (642,000)
	Foreign	27,000	24,000	(15,000)
	State	9,000	(23,000)	(51,000)
Total current		153,000	(309,000)	(708,000)
Deferred:	Federal	66,000	50,000	(75,000)
	Foreign	—	8,000	13,000
Total deferred		66,000	58,000	(62,000)
		$ 219,000	$ (251,000)	$ (770,000)

The provision for income taxes is different from the amounts computed by applying the United States federal statutory income tax rate of 34%. The reasons for these differences are as follows:

Year ended December 31	2001	2000	1999
Income taxes at statutory rate	$ 179,000	$ (391,000)	$ (738,000)
Differences between U.S. and foreign tax rates on foreign income	—	—	(6,000)
State income taxes, net of federal benefit	9,000	(15,000)	(34,000)
Tax losses in excess of book losses	(54,000)	(223,000)	—
Goodwill impairment charge	—	156,000	—
Effect of foreign losses without an income tax benefit	19,000	101,000	—
Executive life insurance expense	39,000	53,000	—
Nondeductible foreign development expenses	26,000	31,000	—
Meals and entertainment	16,000	22,000	—
Tax benefit realized from employee exercise of stock options	(35,000)	(17,000)	—
Other	20,000	32,000	8,000
	$ 219,000	$ (251,000)	$ (770,000)

The components of the deferred tax asset and the related tax effects of each temporary difference at December 31, 2001 and 2000, are as follows:

	2001	2000
Deferred tax asset:		
Product refund reserve	$ 18,000	$ 18,000
Tax over book depreciation	(210,000)	(178,000)
Deferred compensation	162,000	135,000
Inventory obsolescence reserve	—	73,000
Vacation accrual	11,000	11,000
Charitable contributions	13,000	12,000
Bad debt reserve	2,000	2,000
Miscellaneous accrued expenses	21,000	10,174
	$ 17,000	$ 83,174

Federal income taxes have not been provided on the undistributed earnings of the Company's Australian, New Zealand and Philippine subsidiaries since the Company has foreign tax credits available to offset any related federal income taxes.

14. Employee Benefit Plans

The Company established a 401(k) employee savings plan which covers substantially all employees. Employees can contribute up to 8.5% of their gross income to the plan, and the Company matches 75% of the employee's contribution.Company contributions under the 401(k) plan totaled $178,000, $179,000, and $174,000 in 2001, 2000, and 1999, respectively.

15. Incentive Compensation Plans

In July 2001, the Board of Directors approved an incentive compensation plan effective for fiscal years beginning with 2001. Under the plan, the Company will establish a bonus pool payable on a semi-annual basis of the Company's fiscal year an amount equal to 25% of the net income of the Company. Bonuses will be payable on all profits, but only if the net income for each six-moth period exceeds $250,000. The bonus pool is allocated to executives according to a specified formula, with a portion allocated to a middle management group determined by the Executive Committee of the Board of Directors. The Company paid a total of $112,380 to the participants of the bonus pool in 2001.

The Company paid $76,824, and $0 in 2000, and 1999, respectively, under a previous incentive compensation plan to its officers/directors.

During 1998, the Company established a supplemental executive retirement plan which allows certain employees to defer a portion of their annual salary/bonus into a grantor trust. The participants have a choice of certain investment vehicles, and earnings/losses on the trust assets accrue, to the benefit/detriment of the participants. The Company may also match the participant's deferral amount. In 2001, 2000 and 1999, the Company did not provide a match.

16. Related Party Transactions

An officer/director of the Company is a principal in a law firm which provides legal services to the Company. During the years ended December 31, 2001, 2000, and 1999, the Company incurred fees to the officer/director and his firm of approximately $242,000, $269,000, and $220,000, respectively.

In the stockholders' equity section of the balance sheet, notes receivable — officers and directors include amounts due from officers/directors of $19,289 and $26,650 at December 31, 2001 and 2000, respectively.

Note receivable from officer represents amounts due from an officer/director. In 1998, the individual received advances against his anticipated incentive compensation totaling $89,250. A repayment of $30,000 was made in January 2000.

Accounts due from employees and distributors represent travel and other advances to employees, as well as advances to distributors.

17. Consulting Agreements

In conjunction with an acquisition, the Company entered into a consulting agreement with a partnership consisting of three former stockholders. Under the agreement, which commenced in March 1992 and expires in February 2002, the Company pays annual consulting fees to the partnership equal to 2% of the gross sales amount of all products sold by the Company in Australia and New Zealand determined by the suggested retail price up to approximately $A10,000,000 in 1992 and $A12,000,000 in all subsequent years during the term and 3% of retail sales that exceed those figures. Total expense under this agreement approximated $39,000, $51,000, and $65,000 in 2001, 2000, and 1999, respectively.

18. Legal Proceedings

In December 2001, five former distributors of the Company filed for arbitration claiming unlawful termination, breach of the Distributor Agreement and interference with business expectancy. The individuals had been terminated by the Company in October 2000 for violating certain provisions of the Distributor Agreement. The Company believes the claim is without merit and intends to vigorously defend itself. At this time, the outcome of this matter is uncertain and a range of loss cannot be reasonably estimated; however, management believes that the final outcome will not have a material adverse effect on the financial position or results of operations of the Company.

19. Segment Information

Description of Products and Services by Segment The Company has two reportable segments: a network marketing segment and a manufacturing and packaging segment. The Company's network marketing segment consists of eight operating units that sell nutritional and dietary products to a sales force of Independent Distributors that sell the products directly to customers. The manufacturing and packaging segment consists of the manufacturing operation of the Company that produces nearly all of the products sold by the network marketing segment along with products made for unrelated customers based on the customers' specifications.

Measurement of Segment Profit or Loss and Segment Assets The Company evaluates performance and allocates resources based on profit or loss from operations before interest expense, other nonoperating income and expense and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Intersegment sales and transfers are recorded at cost plus an agreed-upon intercompany profit on intersegment sales and transfers.

Factors Management Used to Identify the Enterprise's Reportable Segments The Company's reportable segments are business units that perform distinctly different functions. The manufacturing and packaging segment is evaluated on its sales and profitability to its unrelated outside customers, along with performance against standard costs for its intersegment sales. The network marketing segment is evaluated on the sales and profitability of the network marketing product line to its sales force of Independent Distributors.

Segment data for the fiscal years ended December 31, 2001, 2000, and 1999 follows:

	2001	*2000*	*1999*
Net sales			
Net sales to external customers:			
Network marketing	$49,064,076	$44,535,717	$41,985,765
Manufacturing and packaging	3,878,971	16,744,068	27,292,402
Total net sales to external customers	52,943,047	61,279,785	69,278,167
Intersegment net sales:			
Manufacturing and packaging	6,826,619	6,501,576	6,145,234
Total net sales	59,769,666	67,781,361	75,423,401
Reconciling items:			
Intersegment net sales	(6,826,619)	(6,501,576)	(6,145,234)
Total consolidated net sales	$52,943,047	$61,279,785	$69,278,167
Depreciation and amortization			
Network marketing	$ 250,313	$ 302,624	$ 528,140
Manufacturing and packaging	492,765	830,177	592,885
Total consolidated depreciation and amortization expense	$ 743,078	$ 1,132,801	$ 1,121,025
Segment profit (loss)			
Network marketing	$ 2,610,296	$ 1,099,872	$ 1,634,492
Manufacturing and packaging	174,780	24,556	(1,897,913)
Total segment profit (loss)	2,785,076	1,124,428	(263,421)
Reconciling items:			
Corporate expenses	(1,755,216)	(1,750,309)	(1,471,371)
Nonoperating-net	24,788	115,625	149,866
Interest expense	(527,208)	(639,172)	(585,255)
Total consolidated income (loss) before income taxes	$ 527,440	$ (1,149,428)	$ (2,170,181)

19. Segment Information (continued)	2001	2000	1999
Segment assets			
Network marketing	$13,244,683	$13,418,288	$13,973,132
Manufacturing and packaging	2,434,973	5,778,145	5,266,986
Total segment assets	15,679,656	19,196,433	19,240,118
Reconciling items:			
Corporate assets	1,258,821	1,198,682	1,531,700
Total consolidated assets	$16,938,477	$20,395,115	$20,771,818
Capital expenditures			
Network marketing	$251,109	$300,017	$ 339,594
Manufacturing and packaging	49,012	140,207	742,152
Total capital expenditures	$300,121	$440,224	$1,081,746

Geographic area data	2001	2000	1999
Net sales to external customers			
United States	$44,799,429	$55,996,610	$64,694,363
Australia	1,521,482	1,718,929	2,128,156
New Zealand	286,816	292,895	416,178
Canada	972,217	913,051	992,509
Mexico	2,233,088	1,768,570	691,160
United Kingdom	391,033	388,488	355,801
Colombia	45,671	82,638	—
Philippines	2,693,311	118,604	—
Total net sales to external customers	$52,943,047	$61,279,785	$69,278,167
Assets by area			
United States	$13,441,669	$17,689,638	$17,887,685
Australia	665,331	871,155	1,051,248
New Zealand	239,991	341,905	643,405
Canada	221,395	307,071	439,018
Mexico	1,388,319	653,251	586,088
United Kingdom	140,044	100,247	93,565
Colombia	1,278	144,382	70,809
Philippines	840,450	287,466	—
Total consolidated assets	$16,938,477	$20,395,115	$20,771,818

Major Customer Revenues from sales to one customer of the Company's manufacturing and packaging segment represented approximately $3.8 million and $16.7 million of consolidated net sales for 2001 and 2000, respectively. Production and sales to this customer concluded in August 2001.

20. Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)	First	Second	Third	Fourth
2001				
Net sales	$ 14,062	$ 13,425	$ 13,418	$ 12,038
Cost of products sold	$ 4,153	$ 3,683	$ 2,291	$ 2,435
Net income (loss)	$ (146)	$ 13	$ 407	$ 34
Earnings (loss) per share:				
Basic	$ (.01)	$ .00	$ .04	$ .00
Diluted	$ (.01)	$ .00	$ .04	$ .00
2000				
Net sales	$ 15,448	$ 15,557	$ 17,353	$ 12,922
Cost of products sold	$ 6,616	$ 6,276	$ 6,578	$ 5,553
Net income (loss)	$ 86	$ 63	$ 234	$ (1,281)
Earnings (loss) per share:				
Basic	$ .01	$ .01	$ .02	$ (.13)
Diluted	$ .01	$ .01	$ .02	$ (.13)

Corporate Headquarters

Relìv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005
Phone: 636.537.9715
Fax: 636.537.9753

State & Date of Incorporation

Delaware, February 11, 1985

Independent Auditors

Ernst & Young LLP
St. Louis, Missouri

Fiscal Year-End

December 31

Form 10-K Report

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to:

Investor Relations
Relìv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

or by calling: 636.537.9715
or by faxing: 636.537.8814
or by E-mailing: shareholderinfo@relìv.com

Stock Exchange Listing

Nasdaq Stock Market® under the symbol RELV.

Annual Meeting

The annual meeting of shareholders will be held at 10:00a.m. on Thursday, May 23, 2001, at the Doubletree Hotel and Conference Center, 16625 Swingley Ridge Road, Chesterfield, MO 63017

Transfer Agent

American Stock Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, NY 10038
800.937.5449

Number of Shareholders of Record

1,730 as of March 15, 2002

Shareholder Questions

Communications concerning stock transfer requirements, lost certificates, change of address or dividends should be addressed to American Stock Transfer & Trust Co. at 800.937.5449.

Dividend Reinvestment, Share Purchase and Sale Program

This Program is available to the general public and current shareholders of the Company. If you would like to receive information on this Program, please call American Stock Transfer & Trust Co., toll free, at 888.333.0203.

Company News-On-Call (Fax-on-Demand Service)

To receive Company news releases by fax 24 hours a day, call toll free 800.758.5804. Relìv's I.D. number is 103123

Financial Information

Relìv International maintains a website on the Internet at www.reliv.com.


636.537.9715
www.reliv.com
reliv.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005